Mail Stop 3561

February 25, 2009

Rebecca Gregarek
President and Chief Executive Officer
Art Dimensions, Inc.
3636 S. Jason Street
Englewood, Colorado 80110

>   **Re: Art Dimensions, Inc.**
>   **Amendment No. 2 to Form S-1**
>   **Filed January 30, 2009**
>   **File No. 333-153683**

Dear Ms. Gregarek:

We have reviewed your response letter and amendment to your Form S-1 filed January 30, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note your analysis in response to comment two of our December 18, 2008 letter with respect to why you believe the spin-off meets the conditions of Staff Legal Bulletin No. 4. Please address the following:

   a. You state that the spin-off is pro rata because the rounding up of fractional shares is immaterial and does not affect the proportion of ownership of Art Dimensions, Inc. Please discuss the analysis you conducted in making this determination, as we disagree with your conclusion that rounding up does not affect the proportional ownership of Art Dimensions. In this regard, refer to Staff Legal Bulletin No. 4 (CF) and Question 6, which specifically addresses the issue of fractional shares; and

   b. Please discuss, in detail, why you believe that there is a valid business purpose for the spin-off in light of the guidance in Staff Legal Bulletin No. 4 that "the creation of a public market in the shares of a company that has minimal operations or assets" is not a valid business purpose.

Inside Front and Outside Back Cover Pages of Prospectus

2. We note that the page numbers set forth in your table of contents do not accurately reflect the location of the referenced sections. Please revise.

3. We reissue comment four of our October 24, 2008 letter and comment three of our December 18, 2008 letter. The "subject to completion" legend has not been removed from the front cover of the registration statement as you indicate. Please revise. See Item 501(b)(10) of Regulation S-K.

Summary, page 5

4. We reissue comment 21 of our December 18, 2008 letter. We note your response that you have provided additional clarification regarding the existence and use of a website. It appears, however, that the conflicting disclosure with respect to a website remains and we are unable to identify any clarifying disclosure. Specifically, the third paragraph on page five and the second paragraph on page 21 continue to state you have no website, and the first paragraph on page 22 continues to state that you plan to operate "online through a website." Please revise and identify the specific location of any clarifying language you provide.

Risk Factors, page 5

5. We reissue comment eight of our December 18, 2008 letter. We note your response, however, it does not appear that your edits fully address our comments. For example, there are three risk factors on pages 10 and 11 that appear to address the same or similar issues relating to penny stocks. Please revise.

6. We note your response to comment 12 of our December 18, 2008 letter. We further note that your last risk factor on page eight states that your marketing expenses to date have been negligible and indicates that significant marketing expenses would have a negative impact on the company. Please revise this risk factor to disclose your plans with regard to future marketing expenses as you have disclosed in the first paragraph on page 18 and in Note 6 to your financial statements.

7. We reviewed your response to comment number 13 in our letter dated December 18, 2008 and the revisions to your disclosure. We note your disclosure at the top of page eight continues to say that all of your revenue and gross profit are expected to come from consulting, marketing and representing artists in their business dealings whereas your disclosures about your business plans on pages 4, 17 and 21 indicate that you also earn revenue from the sale of art and interior design products. Please revise your disclosures for consistency.

Background and Reasons for the Spinoff, page 14

8. Please revise the second paragraph on page 14 and third paragraph on page 20 to reflect the date on which the directors of ATDN approved the spin-off of Art Dimensions. If such approval has not yet occurred, please revise accordingly.

9. We note your revised disclosure in the second paragraph on page 14 stating that Art Dimensions' business is primarily service and consulting. In comparison, Note 1 to your Financial Statements on page F-9 states that all of your revenue to date is from the sale of goods to one customer. In light of this, please:

- Discuss why you consider Art Dimensions' business to be "primarily consulting";

- Explain how, in light of your revenues, your business differs from Art Design, Inc.'s business which you describe as "primarily the sale of products"; and

- Provide a detailed description of any conflicts of interest this may create or has created giving consideration to your disclosure in the second paragraph of page 14 that "[t]o the extent there may be an overlap of activities, a potential conflict of interest may exist."

Capitalization, page 15

10. Please revise the amount presented for total current assets so that it agrees to the balance sheet or revise the caption to indicate that the amount presented represents only cash.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 18

11. We note your response to comment 15 of our December 18, 2008 letter and your estimation that you "must generate between $40,000 and $55,000 in gross profit to be profitable." Please clearly state by when you will need to generate this amount.

Certain Relationships and Related Transactions, page 24

12. We reissue comment 22 of our December 18, 2008 letter. We note your response that you have provided additional clarification, and we note your additional disclosure in the fourth paragraph on page 24 regarding Mrs. Gregarek's husband's ownership of Spyglass and the current status of the Spyglass loan. Nevertheless, it does not appear that you have addressed the disclosure requirements of Item 404(c) of Regulation S-K regarding promoters. Please revise.

Item 15. Recent Sales of Unregistered Securities, page II-2

13. We reissue comment 29 of our December 18, 2008 letter. We note your response, however, your undertakings continue to differ from those set forth in Item 512(a) of Regulation S-K. By way of example only, and not intended as an exhaustive list, the undertakings you have provided exclude several clauses included in Items 512(a)(1)(ii) and (iii). Please revise to conform your undertakings, as applicable, to those set forth in Item 512(a) of Regulation S-K or explain why you believe the changes you have made are appropriate.

Financial Statements, page F-1

General

14. Please update your financial statements and related disclosures throughout the filing as required by Rule 8-08 of Regulation S-X. Also, please clarify for us when your fiscal year ends.

15. Please provide an updated consent of your independent accountant with the next amendment.

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

16. We reviewed your revised disclosure and your response to comment number 26 in our letter dated December 18, 2008. Please further revise your disclosure to clarify, if true, that your contracts call for billings for time spent or payment upon the sale of a certain item and are not fixed price contracts. You should disclose how each of these types of contracts is usually structured so that investors understand how the company earns and recognizes its revenues.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or in her absence Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-

Adviser, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
       Via Facsimile